

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece
185 38

>   **Re: Navios Maritime Holdings Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form F-3**
>   **Filed July 8, 2013**
>   **File No. 333-189231**

Dear Ms. Frangou:

We have reviewed your response to our prior comment letter to you dated June 25, 2013 and have the following additional comment.

Exhibit 5.1

1. Please revise numbered paragraph 2 on page 1 of the opinion to have counsel also opine that the ADSs will, when sold, be legally issued and will entitle their holders to the rights specified in the Depositary Agreement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Kenneth Koch, Esq.